UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2022

Commission File Number: 1-13368

POSCO HOLDINGS INC.

(Translation of registrant’s name into English)

POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea, 06194

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Notice of Inclusion of Subsidiary in Holding Company

1. Details of subsidiary	A. Company name		POSCO-GS Eco materials Co., Ltd.
	B. Representative		Lee, Kyung-Sub
	C. Main business		Investment and management of secondary battery recycling business, Battery as a Service, and investment and management of secondary battery reuse and aftermarket related business.
	D. Financial status of the latest fiscal year (KRW mn)	Total assets	—
		Total liabilities	—
		Total shareholders’ equity	—
		Capital stock	—
2. Shareholding ratio of subsidiary	Before inclusion	Shares held (shrs.)	—
		Shareholding ratio (%)	—
	After inclusion	Shares held (shrs.)	16,723,200
		Shareholding ratio (%)	100.0
3. Percentage of value of shares held to total assets	Before inclusion	Value of shares held (KRW million)	—
		Percentage in total assets (%)	—
	After inclusion	Value of shares held (KRW million)	83,616
		Percentage in total assets (%)	0.2
4. Total number of subsidiaries	Before inclusion		16
	After inclusion		17
5. Reasons for inclusion			Corporation establishment
6. Date of inclusion			October 31, 2022
7. Date of board resolution (decision date)			August 11, 2022

8. Other matters to be factored into investment decisions

•  POSCO-GS Eco materials Co., Ltd. is a newly established subsidiary of POSCO HOLDINGS and will report the incorporation of affiliates in accordance with Article 30 (1) of the Monopoly Regulation and Fair Trade Act.

•  ‘Shares held’ after inclusion under 2. ‘Shareholding ratio of subsidiary’ is a total number of shares (16,723,200 shares) issued by POSCO-GS Eco materials Co., Ltd. after the its establishment in which POSCO HOLDINGS is acquiring through contribution in kind.

•  ‘Value of shares held’ after inclusion under 3. ‘Percentage of value of shares held to total assets’ is the total equity value of all 16,723,200 shares issued by POSCO-GS Eco materials Co., Ltd. in exchange for all ‘POSCO HY Clean Metal’ shares owned by POSCO holdings, i.e. 15,600,000 shares equivalent to 65% ownership, as contribution in kind. The equity value may be subject to change in the process of court’s approval for contribution in kind.

•  ‘Percentage in total assets’ after inclusion under 3. ‘Percentage of value of shares held to total assets’ is the share of the acquisition value to the total assets of the financial statements of POSCO HOLDINGS after the Spin-off (on Quarterly Report of 1st quarter of 2022).

•  Above ‘6. Date of inclusion’ is the date when the investment in kind was conducted.

•  In relation to the ‘7. Resolution date (decision date)’ above, the resolution was made through the Investment Committee, an in-house investment decision-making body, and the ‘resolution date’ is the resolution date of the Investment Committee

•  Information provided above may be subject to change in the subsidiary inclusion process.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO HOLDINGS INC.
(Registrant)

Date: October 31, 2022	By	/s/ Han, Young-Ah
(Signature)
Name: Han, Young-Ah
Title: Senior Vice President